

Delivering Premium Reputation Analysis

"It takes 20 years to build a reputation and five minutes to ruin it. If you think about that, you'll do things differently."
- *Warren Buffett*

PROBLEM

➤ It is difficult to evaluate candidates who are seeking a position of trust.

➤ Traditional background checks are insufficient.

HOW IS REPER DIFFERENT?

In addition to providing routine background checks, Reper provides qualitative data, such as:

- *Is this person trustworthy?*

- *Are they honest?*

- *Are they a problem solver?*

MARKET OPPORTUNITY

➤ Global background check market to grow to $2.6 billion in 2020

➤ Expected to reach $3.7 billion in 2027

➤ Projected 5.3% CAGR

Source: marketreportsworld.com

BUSINESS MODEL

Reper's business model is fee-based.

➤ *Charges per-report fee*

➤ *Plans to implement annual subscription*

SUCCESS TO DATE

➤ Built and launched MVP

➤ Signed initial client

THE TEAM

SHANNON CARMODY
MANAGER

➤ *Managing Partner, Codelaw*

➤ *Former Judicial Law Clerk, New Hampshire Superior Court*

➤ *JD, University of New Hampshire Law School*



THE TEAM

MIR ADNAN
TECHNOLOGY

❯ *VP Technology, Pixelvide*

❯ *Former Product Team Lead, StegoSOC*

❯ *Former Full Stack Developer, Vsplash TechLabs*



THE TEAM

KRISTINA BEACOM
OPERATIONS

➤ *Former Operations Manager, Lightmatter*

➤ *Former Practice Manager, The Mensing Group*

➤ *MA, George Washington University*



THANK YOU